

BodyTel ™

The Telehealth Company

BodyTel | Cautionary Statement

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, projections of revenues, income or loss, capital expenditures, plans for product development and cooperative arrangements, future operations, financing needs or plans, as well as assumptions relating to the foregoing. Words such as "may," "will," "believe," "plan," "should," "could," "seek," "expect," "anticipate," "intend," "estimate," "goal," "objective" and similar words, or discussions of our strategy or other intentions identify forward-looking statements. Forward-looking statements are subject to a number of known and unknown risks, uncertainties, and other factors that could cause actual results to differ materially from those contemplated by such forward-looking statements, including those set forth under the caption "Risk Factors" in our reports filed with the Securities and Exchange Commission ("SEC"), including our Annual Reports on Form 10-KSB and our Quarterly Reports on Form 10-QSB and any amendments thereto.



BodyTel | The Telehealth Company

- BodyTel Scientific Inc. is an international company that specializes in **telemedical monitoring and management systems** for chronic diseases
- We combine our knowledge of medical technology/diagnostics, telecommunications, internet applications and database management to create innovative products and services utilizing the **BodyTel System**
- The BodyTel System consists of the following components used together to create a **seamless and integrated measuring, data transfer and monitoring and management system**
  - Bluetooth-enabled measuring devices
  - BodyTel Mobile (Java application for cell phones)
  - BodyTel Center, a secure online database/log book accessible by patients and care providers via www.bodytel.com where measurements are available in real-time


GlucoTel™
PressureTel
WeightTel
patient
measurement
better management through close telemonitoring
electronic diabetes logbook (medication, meals, sports, ...)
self-management, option to enable caregiver monitoring
healthcare professionals and other caregivers (e.g. family members)
Bluetooth transmission
check patient data, alert functions, etc.
realtime data transmission
Bluetooth, Java and Internet enabled mobile phone
secure internet portal www.bodytel.com provides unique access for patients, healthcare professionals or family members

2

BodyTel | Diabetes – Growing Worldwide Epidemic

- 245+ million of people affected by diabetes – Expected to rise to 380 million by the year 2025

- $232 billion spent on diabetes treatment and prevention in 2007 - Expected to grow to $303 billion by 2025

- We believe that Type I and insulin-dependent Type II diabetes each account for 10% (20% together) of the market

Prevalence Estimates of Diabetes 2003



- 7 million people each year develop diabetes

- Every 10 seconds a person dies from diabetes-related causes

- Every 10 seconds two people develop diabetes

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Source: International Diabetes Federation

BodyTel | Diabetes Management – The GlucoTel System is the Answer

The Problem	The GlucoTel Solution



The Problem

- Current system involves patient manually recording results in a log book and reviewing with a caregiver periodically (generally every 3 months)

- Patients are routinely non-compliant and results are not recorded accurately resulting in poor monitoring of disease and potential mis-diagnosis

- Any deficiencies in a patient's treatment can only be spotted by the caregiver at these long intervals



The GlucoTel Solution

- Removes requirement for patient to manually record measured values

- Caregiver granted access by patient to online portal where values can be monitored and deficiencies in their treatment can be spotted in 'real-time'

- Closes the gap between the patient and the caregiver offering better disease management for the patient and better quality of care for the caregiver

- For Payors, any patients proving to be 'non-compliant' can be spotted and action can be taken

GlucoTel has the potential to significantly reduce overall healthcare costs for diabetes treatment

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Source: Company management.



BodyTel | Competitive Environment – GlucoTel Advanatages

	'Traditional' Meters	Continuous Systems	Wired Meters	GlucoTel
				
Description	• Traditional finger prick system • Users test themselves and record values in logbook for periodic (c.3 month) review by caregiver	• Intravenous BG measurement & insulin delivery system • User wears device at all times	• Most common is 'meter & cradle' approach • Other methods include 'add-on' components for specific meters	• Same as traditional finger prick system • Innovative design and styling
Key Players	• Market dominated by the top 4; Roche, J&J, Abbott and Bayer • Numerous other participants including US Diagnostics, Arkray, Home Diagnostics etc.	• Animas (J&J), Medtronic, DexCom, Menarini, Abbott	• T+ Medical using a LifeScan Meter • Diabetech	• BodyTel
Comments	✗ Inefficient system as users fail to record values and risk lesser quality care as a result ✗ Results in huge cost burden to healthcare systems ✗ Highly competitive with big 4 dominating all aspects of the market ✗ Market being flooded with cheap, low-cost far eastern manufactured meters	✗ User are still required to prick themselves every day ✗ Inconvenient and cumbersome device requiring constant wear ✗ Intravenous aspect a big disincentive to more squeamish patients ✗ Many Payors refuse to allot reimbursement status to continuous systems due to their expense	✗ System is not 'real-time' and User has to be at PC to upload values ✗ Requires constant user interface with software packages on home PC which inhibits use while traveling ✗ Add-on approach limited to one brand of meter and incurs additional costs to patient/payors	✓ Only 'real time' system available ✓ Improved standards of care with no change to current user behavior ✓ Results in better disease management ✓ Simple online portal with added functionality to improve user's quality of life ✓ Significant cost savings to the healthcare system

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Source: Company management.

BodyTel™

BodyTel | GlucoTel - The Only End-to-End Solution



Value Proposition To Patients, Caregivers, Government/Private Payors
GlucoTel
Abbott
A Promise for Life
dexcom
Take control—live uninterrupted.
Diabetech
Medtronic
When Life Depends on Medical Technology
t+ MEDICAL
disease management systems
ARKRAY
Bayer
Roche
Johnson&Johnson
INFOPIA

- Meters/Strips

- Meters/Strips
- Conditional Wireless Transfer of Measured Results

- Meters/Strips
- Wireless Transfer of Measured Results
- Real-Time Monitoring
- Caregiver Alerts
- Cost Savings

Source: Company management.

BodyTel | GlucoTel System - Carry Case/Starter Kit



GlucoTel™

GlucoTel™
The GlucoTel diabetes monitoring & management system
wireless bluetooth blood glucose meter
consistent monitoring
Patient remote access to secure GlucoTel website via SMS, 2G or 3G

BodyTel™

BodyTel | GlucoTel System - Blood Glucose Meter

GlucoTel Meter

- The first Bluetooth-enabled, internet connected, blood glucose meter

- Readings are taken in the same way as patients' existing meters

- Initial product designed to ease compliance, testing and monitoring of blood glucose levels

- Removes requirement for patient to manually record measured values

- Ability to establish threshold values and alerts if measured values are below or in excess of the threshold values



- **Dimensions:** 140mm x 32mm x 17mm
- **Weight**: 65g
- **10 second** read out time
- **0.65µl** of blood sample size
- Powered by **2 AAA batteries** (allows for approximately **800 measurements**)
- **Illumination:** LED light and strip port light for use in low-light conditions

BodyTel | GlucoTel System - Test Strips

- Consumable provides recurring revenue and drives profitability

- Allows readings within 10 seconds by needing just 0.65µl of blood

- User-friendly calibration via cellular phone

- GlucoTel test strips use glucose dehydrogenase and are less susceptible to error than conventional test strips with glucose oxidase

- Available for reorder through BodyTel Center, an integrated internet portal

- Ability to ship product next day world-wide through logistics provider RR Donnelley to end-user patients and distributors





BodyTel | GlucoTel System - Mobile Phone Application (BodyTel Mobile)



- Java application downloaded directly onto the patient's Bluetooth enabled cell phone

- Measure value displayed in large font on the mobile phone screen

- Optional voice output of the measured value through the mobile phone speaker

- Measurement history may be displayed on the mobile phone screen

- Crucial ability to add additional values such as meals, medication and activities (sports, stress levels, etc.) in addition to the measured values

Compatible Phone Manufacturers












BodyTel | BodyTel Center - www.BodyTel.com


Standard Internet Browser
Datei Bearbeiten Ansicht Gehe Lesezeichen Extras Hilfe
http://www.bodytel.com
BodyTel™ - (GlucoTel,PressureTe...
english About Us | Investors | Partner
BodyTel™
Patients Professionals
Home Patient Information Products Service and Downloads
» Home
» Patient Information
» Products
» Service and Downloads
My BodyTel
Welcome, Dr. Smith
this is your personal monitoring area. Here you can see the graph and history of measurements performed with your BodyTel devices. This is your personal monitoring area. Here you can see the graph and history of measurements performed with your BodyTel devices.
Filter options
Show defined period:
from 2007-09-09
to 2007-09-09
Show by days:
Last 90 days
Add Measurement
Add your measurements and events manually.
Glucose (mg/dl)
Weight (kg)
Pulse
Bloodpr. (mmHG Systolic)
Bloodpr. (mmHG Diastolic)
Sports
Meal (BE)
Medication
Events
GlucoTel PressureTel WeightTel
2007-11-11 to 2008-02-23 « Today »
Statistic type: Graph Daytime Meals
Meas. glucose
2007-11-06 19:40:00
125 mg/dL
Meals
Time
AM
PM
View List
Time Glucose Weight Bloodpressure
Day 2007-06-22 » Jump to this day
09:38 98.00mg/dl
09:45 189.5 lbs
10:49 136 / 85 / 76
LogIn
Your login
Bluetooth ID or email adress
Your password
Secure login over SSL
Login
» Register
» Lost password
Monitored person
Steven White
Age: 37
Size: 1,82 m
Weight: 85 kg
BMI: 26
Diabetes: Type I
WeightTel Borders:
Upper Limit: 90 kg
Lower Limit: 75 kg
» Contact by Mail
» Contact by SMS
Change person:
Steven White
» Search person
» Administrate persons
Fertig
secure.bodytel.com

- Secure login via SSL encryption – HIPAA compliant
- Hosted by third-party with double redundancy
- BodyTel Center contains:
  - Database of measurements
  - Language & other settings options (e.g. access permission, graphical displays etc.)
  - Webshop
    - + Ordering meters, test strips, lancets etc.

- In the medium term, the BodyTel Center will seek to become a ‘one stop shop’ for patients with diabetes with numerous add-on options including:
  - Ability to order diabetes focused books on cooking, disease management, lifestyle, etc.
  - Access to information on diabetes for newly diagnosed patients including online blogs, etc.
  - Ability to attract third-party diabetes relevant advertising

BodyTel™

BodyTel | GlucoTel System - Valuable to Multiple Constituents

GlucoTel Advantages for Multiple Constituents

Patients	• Results in significantly improved management of disease requiring no change to current behavior
	• Convenient, automatic transfer of blood glucose levels from device to mobile phone to a secured central internet portal (patient grants access to caregivers)
	• Discrete, state of the art next generation glucose monitor
	• No need to perform cumbersome and confusing calibrations
	• Online access to measurement history and management (i.e. diet recording, activities, etc.)
	  – Self treatment capabilities through monitoring blood glucose levels and spotting any deficiencies
	  – Automatic alarm notification if blood glucose levels deviate from pre-determined range
	• Reimbursement profile similar to existing monitoring products

Doctors, Clinics, Educators, Caregivers	• Improvement in standard of care, through patient granted access to real-time patient blood glucose levels • Increase in overall patient satisfaction

Private / Government Payors	• Reduces medical costs to the system
	  – Less face-to-face physician time needed to monitor and treatment patients effectively
	  – Easier and more reliable monitoring of patients adherence to treatment regimen
	  – Reduction of patient and distributor fraud (strips and meters can be accounted for at all times)

Marketing Partners	• Technologically-advanced diabetes monitor offering • Incentivised to choose GlucoTel over competitive offerings through the reimbursement of distributors and resellers directly and allowing partners to gain access to crucial personal information on patient behavior including strip usage, hobbies etc.
Telecommunication Providers	• BodyTel brings new business to Mobile Telco Providers • Ability to partner with Telco providers to develop niche products/services
Scientific Community	• BodyTel aids the scientific community in the conducting of real-time Diabetes Studies/Trend Analysis • Data accessible from comprehensive online database

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Source: Company management.

BodyTel™

BodyTel | Pipeline Built for Success

PressureTel and WeightTel Systems


GlucoTel
BodyTel Center
PressureTel
WeightTel
BodyTel
BodyTel WebShop
Automatic test strip reordering
BodyTel Mobile
Emer-gency call back
monthly printouts

- Systems will utilize the same infrastructure as GlucoTel to measure and monitor blood pressure and body weight
- Both systems use BodyTel Mobile software and the BodyTel Center secure internet portal in conjunction with Bluetooth enabled conventional blood pressure and bodyweight monitoring devices
- Limited additional development time or investment required
- Diabetics are urged to monitor blood pressure and weight fluctuations along with their daily routine of blood glucose measurement
- Once launched later this year, we believe there are significant opportunities to cross-sell and distribute both products through the GlucoTel channels, not least to the existing installed patient base using the online portal

BodyTel™

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BodyTel | Partnering with Leading Suppliers and Service Providers

Outsourced Function	Company	Comments
Blood Glucose Meter	LRE Medical GmbH **Esterline**	- 3 year contract - Capable of handling annual volumes in the millions - Supplier of Roche and Menarini
Measurement Test Strips	Cambridge Sensors Ltd. **CSL**	- 5 year contract - Supplier of numerous smaller companies - Well established patent base
Logistics and Distribution	RR Donnelley (formerly Banta Global Turnkey) **RR DONNELLEY**	- Contract manufacturing partner of Abbott & Lifescan - BodyTel systems established are directly comparable to above competitors - 10,000 units manufactured and awaiting CE Mark certification for distribution
CE and FDA Consultants	MDC Associates 	- Experienced regulatory consulting firm - 20 years experience, with more than 300 regulatory submissions



BodyTel | Marketing and Distribution Strategy

- In its marketing and distribution efforts, BodyTel will target all key segments of the diabetes market:



Diabetes patients	Healthcare organizations	Cellular phone industry
Healthcare providers	Diabetic associations	Chain pharmacy retailers
Diabetes educators	Third party insurance providers	Government healthcare advisors

BodyTel | Marketing and Distribution Strategy (cont'd)

U.S. and Germany – Largest market opportunities - Direct Presence

- The process of hiring an experienced direct sales force in the U.S. has begun (2 hired thus far with more identified for hiring as the FDA approval time approaches)

- Highly targeted approach Initially in the U.S. - DMOs and HMOs (~150) due to their captive patient lists and the cost savings they can directly achieve using the GlucoTel system

- 6 Sales staff already on the ground in Germany, a market very familiar to BodyTel management

Rest of World

- Strategy will have to be tailored on a country by country basis given wide disparity in Healthcare markets

- Top tier distribution partners will be targeted who will work with management on building out the BodyTel brand whilst retaining a locally focused marketing effort

- It is management's intention to seek to acquire the best performing distributors

- Significant distribution agreements in place with 22,000 units committed of which 10,000 units have been manufactured and awaiting CE Mark certification for distribution
    - Pyramid Professional Services Pvt. Ltd. (India)
    - TeleHealth Services b.v. (Belgium, The Netherlands and Luxembourg)
    - FourMed Medical Supplies (UAE and the Gulf Cooperation Council Countries)



BodyTel | Regulatory Matters

ISO 13485:2003

- January 22, 2008 - Successfully completed its initial ISO 13485:2003 Certification Audit through its notified body NSAI - National Standards Authority of Ireland

- This step is considered to be the 'significant hurdle' in the path to securing CE regulatory approval

CE Mark Approval

- January 8, 2008 - Filed GlucoTel System Technical File for regulatory review with the designated European Notified Body for CE Mark approval

- Received final review queries (mostly software related) from Notified Body in March 2008; Submitted final response and currently awaiting CE Mark award from the European Notified Body

FDA Approval

- Expect to submit straight forward 510(k) documentation for approval Spring 2008 – Review to take approximately 90 days

- Small study (approximately 100 patients) required prior to FDA submission – Lessons learned on CE Mark process likely to smooth path to FDA approval



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Source: Company management.

BodyTel | Intellectual Property Overview – Patent Process

- Simultaneous US, European and International patent application process for a 'Diabetes Smartphone' with the corresponding method for processing measured values together with a test device and an electronic communication device (e.g. mobile phone)

    - Freedom to operate searches were incorporated into the meticulous initial system design phase to attempt to avoid infringement in a crowded space

    - Current IP is protected by filings from 2006 - Scope of the patent has a focus on diabetes but not limited to this disease state

    - Separate US focused patent application for an internet 'webshop' for the sale of replacement strips etc.

    - Likely to take approximately 1 year for European/US approval with national/regional patents to follow within 2-3 years and, once granted, will expire around 2026

_____

Source: Company management.



BodyTel | Seasoned Management and Board of Directors

Management

Name	Title	Experience
Stefan Schraps	*President and CEO*	Co-Founder and Board member, he responsible for development of the system and relationships. Previously COO at a global IT company which developed security products for the Telecom market
Peter Lordi	*Director of Strategy & Business Development*	One of the original pioneers in the field of home glucose blood testing having launched one of the first home testing blood glucose meters with a lancet device
Michael Berrendorf	*Director of Sales EMEA*	More than 20 years of experience in the diagnostics sector, predominantly at Abbott Laboratories where he held various executive positions in marketing, sales and management
Charles Leing	*Director of Strategy & Business Development*	More than 35 years experience in IT engineering with the last 15 of those focused on the Healthcare industry; Previously worked at Healthpia in the diabetes space
Heinz Windisch	*Director of Governmental Affairs*	More than 20 years of experience in Healthcare with a focus on diabetes; Recently announced as the new President of the German Diabetes Federation; President of the Association of German Health Insured People; Official expert for Healthcare in the German Parliament

Board of Directors

Name	Company	Experience
Paul Barry	*Bridge Capital LLC*	Experienced corporate finance executive with substantial experience gained in private equity financings (e.g Molnlycke/Investor, Rexel/CD&R, Tussauds/DIC) at both HSBC and Morgan Stanley
Larry Rosenfeld	*VitalStream Health*	CEO of VitalStream, a spin-off of The Cleveland Clinic; Founder, Chairman and CEO of Concentra Corp (formerly Nasdaq:CTRA), sold to Oracle in 1998
Stefan Schraps	*BodyTel Scientific Inc.*	See above





BodyTel™

The Telehealth Company